L'OREAL

International Financial Information Direction
41 rue Martre
92117 CLICHY Cedex - France
Tel. : + 33 1 47 56 83 45 – Fax : + 33 1 47 56 86 42

FAX

To :		**From :**	I.F.I.D.
Company :	S.E.C.	**Page(s) :**	3 (this one included)
Fax :	+ 1 202 942 9624	**Date :**	29th April 2004
Subject :	News Release	**CC :**	

Message :

Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

5/4

L'ORÉAL

NEWS RELEASE

News release

Clichy, Thursday, April 29th 2004 – 4 p.m.

Shareholders' General Meetings:

- **Absorption of Gesparal by L'Oréal.**
- **Abolition of double voting rights.**
- **Re-election of Mr Rainer E. GUT and election of Mr Bernard KASRIEL to the Board of Directors.**
- **Dividend: 0.73 euro (+14.1%) to be paid on May 14th.**

L'Oréal held its Extraordinary and Ordinary General Meetings on Thursday, April 29th 2004 at the Carrousel du Louvre (Paris), under the chairmanship of Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer.

The Extraordinary General Meeting approved the abolition of double voting rights, and the merger by absorption of Gesparal by L'Oréal. These resolutions were drawn up following the agreements of February 3rd 2004 between Mrs BETTENCOURT and her family, and the Nestlé group.

In his Message to the Shareholders, the Chairman, Mr. Lindsay OWEN-JONES, said: "By clarifying the shareholding structure and improving corporate governance, the company has moved in the direction of transparency, simplicity and modernity.

This agreement is extremely favourable to all interested parties: the company's employees, its customers and all its shareholders".

The Ordinary General Meeting approved the parent company accounts and the consolidated financial statements for 2003. Earnings per share increased by +13.5%. The shareholders decided to declare a **dividend of 0.73 euro per share to be paid on May 14th 2004**. This represents a substantial increase (+14.1%) compared with the dividend paid in 2003.

L'ORÉAL

News release

The General Meeting also renewed the term of office as director of Mr Rainer E. GUT and appointed Mr Bernard KASRIEL, Chief Executive Officer of the Lafarge group, as a new director.

The companies PricewaterhouseCoopers Audit and Deloitte Touche Tohmatsu Audit were elected as Statutory Auditors.

Finally, the General Meeting renewed the authorisation granted to the Board of Directors for a period of 18 months to buy back the company's own shares up to the legal limit of 10% of the number of shares forming the share capital.

The resolutions proposed to the Extraordinary and Ordinary General Meetings were all adopted by a very large majority.

The next L'Oréal "Letter to Shareholders", available on request and on the Internet, will include a summary of the two General Meetings.

Contacts at L'ORÉAL

Shareholders
and market authorities
Mr François ARCHAMBAULT
☎ : +33.1.47.56.83.45
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call the freephone number 0 800 66 66 66 (from France) or +33.1.58.13.51.36 (from outside France).

L'OREAL

International Financial Information Direction
41 rue Martre
92117 CLICHY Cedex - France
Tel. : + 33 1 47 56 83 45 – Fax : + 33 1 47 56 86 42

FAX

To :		**From :**	I.F.I.D.
Company :	S.E.C.	**Page(s) :**	2 (this one included)
Fax :	+ 1 202 942 9624	**Date :**	26th April 2004
Subject :	News Release	**CC :**	

Message :

Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

L'ORÉAL

NEWS RELEASE

News release

Clichy, Monday, 26th April 2004

L'OREAL WELCOMES SANOFI-SYNTHELABO'S FRIENDLY TAKE-OVER FOR AVENTIS

L'Oréal has given its full approval to the offer made by Sanofi-Synthélabo for Aventis announced today, and will approve the capital increase to be submitted to the Shareholders' Meeting of Sanofi-Synthélabo.

L'Oréal welcomes the friendly nature of the offer, which should facilitate the merger of the two groups and pave the way for the success of the new Sanofi-Aventis entity. The Supervisory Board and the Management Board of Aventis both recommended acceptance of this transaction.

This offer will enable the creation of a major new global player in the pharmaceutical industry.

As already announced on 26th January 2004, L'Oréal intends to keep its shares and will record its share of the dividends paid by Sanofi-Aventis in its consolidated income statement.

Contacts at L'ORÉAL

Shareholders
and market authorities
Mr François ARCHAMBAULT
☎ : +33.1.47.56.83.45
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.